UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release,

is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 19 December 2013

NOVOGEN LIMITED (NASDAQ: NVGN)

MARKET RELEASE

19 December 2013

Novogen to Present at Biotech Showcase 2014 in San Francisco 14 January 2014

19 December 2013, Sydney, Australia: Novogen Limited, an oncology drug development company, announced today that CEO and Executive Chairman, Dr Graham Kelly, will be presenting at the Biotech Showcase 2014 on Tuesday January 14 at 2.00 pm. The conference is being held at the Wyndham Parc 55 Hotel.

Dr Graham Kelly said today, “This is the start of a concerted campaign in 2014 to introduce the Company and its technologies to US and European investors. 2013 has been a year of consolidating our intellectual property, of identifying the opportunity, and of determining both our R&D strategy and commercial objectives. In light of the importance of what we are endeavoring to bring to the field of cancer therapy, we believe it now is appropriate to bring these matters into a greater public forum.”

About Novogen

Novogen Ltd is a public, Australian biotechnology company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Company is based in Sydney, Australia, and with a US office in New Haven, Connecticut. The Company has two main drug technology platforms known as super-benzopyrans (SBP) and anti-tropomyosins (ATM). SBP drugs target cancer stem cells and are being developed for the treatment of ovarian cancer and glioblastoma. ATM drugs target the cancer cell cytoskeleton and are being developed for the treatment of melanoma, prostate cancer and neuroblastoma. Novogen has entered into a joint venture with Yale University known as CanTx Inc with the aim of developing personalized chemotherapy for patients with ovarian cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave, Hornsby, NSW, 2077, AUSTRALIA

PO Box 2333 Hornsby Westfield, NSW, 1635, AUSTRALIA

Email: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 9476 0388

www.novogen.com

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